UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 2)*

Tasty Baking Company
     (Name of Issuer)

      Common Stock
            (Title of Class of Securities)

  876553306
(CUSIP Number)

 Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
 Woodland Falls Corporate Park, 200 Lake Drive East, Suite 100
Cherry Hill, New Jersey  08002
(856) 321-2413
 _____________________________________ ______________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 876553306

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHILIP J. BAUR, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,214
	8	SHARED VOTING POWER 47,656
	9	SOLE DISPOSITIVE POWER 14,672
	10	SHARED DISPOSITIVE POWER 393,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT.

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2002 by the Reporting Person, and is being filed to report changes in his beneficial ownership as further described in Item 5 below.

Item 1.                      Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, $.50 par value (the “Common Stock”), of Tasty Baking Company, Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, PA 19112 (the “Company”).

Item 2.                      Identity and Background.

The person filing this statement is Philip J. Baur, Jr.  All correspondence to Mr. Baur should be forwarded to the following address:

Philip J. Baur, Jr.
509 Twin Silo Drive
Blue Bell, PA  19442

Mr. Baur was a Director of the Company until his retirement in May 2005.  He retired as President of the Company in 1987.  He has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years.  Mr. Baur is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds and Other Consideration.

N/A.  A vast majority of the shares beneficially owned by Mr. Baur derive from his position as a trustee of several trusts as described in greater detail in Item 5 below.  In particular, Mr. Baur became the beneficial owner of 345,542 shares upon being named the successor trustee by court order on May 3, 2002 to two trusts created under the Will of Philip J. Baur, deceased (the “Philip Baur Trusts”).

Of the shares beneficially owned by Mr. Baur under the Philip Baur Trusts, 213,582 shares are owned by the Pre-Residuary Trust Under the Will of Philip J. Baur f/b/o Philip J. Baur, Jr. (“Pre-Residuary Trust”) and 131,960 shares are owned by the Residuary Subtrust Under the Will of Philip J. Baur f/b/o Philip J. Baur, Jr. (“Residuary Subtrust”).   These shares were distributed to the Philip Baur Trusts over five years ago pursuant to the terms of the Will of Philip J. Baur.

Item 4.                      Purpose of the Transaction.

The Philip Baur Trusts received the shares described in Item 3 as a result of the death of Philip J. Baur in accordance with the terms of his Will.  Philip J. Baur passed away in 1951.  The Emma Baur Trust (as defined below) intends to make open market sales from time to time to diversify its holdings.

Item 5.                      Interest in Securities of the Issuer.

As of the date hereof, Mr. Baur beneficially owns 407,870 shares of Common Stock, or approximately 4.7% of the outstanding Common Stock.1

A.           Mr. Baur has sole voting and dispositive power over 14,672 of such shares, which includes 12,999 shares owned by the Philippian Foundation, a charitable foundation of which Mr. Baur is trustee.

B.           Mr. Baur has sole voting power and shares dispositive power over 345,542 shares owned by the Philip Baur Trusts of which Mr. Baur is co-trustee along with Wachovia Bank, National Association (“Wachovia”).  Wachovia is a national banking association and is a subsidiary of Wachovia Corporation.  The address of Wachovia is as follows:

Wachovia Bank, National Association
c/o Wachovia Corporation
One Wachovia Center
Charlotte, NC 28288-0137

C.           Mr. Baur shares voting power and dispositive power over 36,143 shares owned by a trust created by Emma Baur, deceased (“Emma Baur Trust”), of which Mr. Baur is co-trustee along with Paul Baur and Wachovia.  Emma Baur created the Emma Baur Trust in 1961.  Mr. Baur shares voting power with Paul Baur and dispositive power with Paul Baur and Wachovia for all shares held by the Emma Baur Trust.  Please see the information in subsection B above regarding Wachovia.  Paul Baur is currently employed as a President of Impact Thrift Stores, Inc, a non-profit corporation located at 14 East Moreland Avenue, Hatboro, PA 19040.   To Mr. Baur’s knowledge, Paul Baur has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years.  Paul Baur is a citizen of the United States of America and has the following address:

170 N. Swedesford Road
Ambler, PA 19002

D.           Mr. Baur’s spouse, Barbara Baur, owns 11,513 shares.  Mr. Baur shares voting and dispositive power with Mrs. Baur for all shares held by her.  Mrs. Baur is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years.  Mrs. Baur is a citizen of the United States of America and has the same address as Mr. Baur set forth above in Item 2.

E.           During the sixty days prior to March 11, 2010, the Emma Baur Trust sold a total of 20,830 shares of Common Stock on the open market consisting of (i) 8,500 shares on January 11, 2010 at prices ranging from $7.07 to $7.1281 per share, (ii) 1,500 shares on January 13, 2010 at $7.08 per share, (iii) 100 shares on January 19, 2010 at $7.12 per share, (iv) 730 shares on February 2, 2010 at $7.12 per share, (v) 5,000 shares on March 8, 2010 at $7.07 per share, and (vi) 5,000 shares on March 9, 2010 at $7.07 per share.

F.           As of January 11, 2010, Mr. Baur is no longer the beneficial owner of more then 5.0% of the Common Stock of the Company.  Accordingly, this amendment is the final amendment to Schedule 13D and is an exit filing.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7.                      Material to Be Filed as Exhibits.

None.

1           Based on 8,657,243 shares of Common Stock outstanding on March 11, 2010.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2010

3
/s/ Philip J. Baur, Jr.
Philip J. Baur, Jr.